EXHIBIT 99.1

                                 [RETALIX LOGO]

Global Consulting Group                                 Retalix Ltd.
Allan Jordan/Emmanuelle Ferrer                          Barry Shaked, CEO
(646) 284-9400                                          Danny Moshaioff, CFO
ajordan@hfgcg.com/eferrer@hfgcg.com                     (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMIDIATE RELEASE

                   Retalix Ltd. Reschedules Reporting Date for
           Fourth Quarter and FY 2005 Results and Conference Call and
                             Announces 2006 Guidance


Ra'anana, Israel, March 12, 2006 - Retalix(R) Ltd. (Nasdaq: RTLX) announced today that it has rescheduled the release date for its fourth quarter and FY 2005 results to Monday, March 27, 2006, in order to permit its new auditors additional time to complete the year-end audit.

"2005 was a year of tremendous growth and operational achievements for Retalix," said Barry Shaked, President and CEO of Retalix Ltd. "Our US operations expanded considerably during 2005 with significant acquisitions, which in turn has required more time than originally anticipated to complete the audit. The audit of our Israeli and international companies has now been completed in all material respects and the audit of our US operations is now nearing completion. While we expect to complete this process within the next two weeks, we also wanted to update our investors with our guidance for 2006. Retalix enters 2006 uniquely positioned as the only end-to-end software provider focused on the needs of food retailers and distributors and we see strong growth opportunities in our markets."

Retalix expects revenues for the fiscal year 2006 to be between $215 million and $225 million. Guidance for GAAP net income is between $16 million to $20 million, or earnings per diluted share of $0.80 to $1.00 and non-GAAP net income is expected to be between $23 million and $27 million, or non-GAAP earnings per diluted share between $1.16 and $1.36. The non-GAAP net income does not include $4.4 million ($0.22 per diluted share) of amortization of intangibles related to acquisitions, including those of IDS and TCI in 2005, and $2.9 million ($0.14 per diluted share) due to allocation of employee stock option expenses under FAS 123R.

To supplement the guidance presented in accordance with GAAP, Retalix is presenting its net income and earnings per diluted share, before the amortization of intangibles related to acquisitions and the allocation of employee option expenses under FAS 123R. FAS 123R requires Retalix to expense the fair value of grants made under stock option programs over the vesting period of the options beginning on January 1, 2006. Retalix has adopted the transition method that does not result in the restatement of previously issued financial statements to give effect to the changes caused by FAS 123R. This non-GAAP presentation of net income and earnings per share is provided to enhance the understanding of the Company's historical financial performance and comparability between periods. The Company believes this presentation provides useful information, particularly during the transition period when many companies have not yet adopted the provisions of FAS 123R. Retalix will report its net income and earnings per share during 2006 on both a GAAP basis, and on a non-GAAP basis that excludes the amortization of intangibles related to acquisitions and share-based payment charges resulting from FAS 123R in order to facilitate analysis of the business and meaningful period to period comparisons.

Conference Call

Retalix will release its 2005 results on Monday, March 27, 2006 at 3:00 AM EST (10:00 Israeli Time). Management will also hold a conference call to discuss results for the fourth quarter and FY 2005 and the outlook for 2006 at 10:30 AM EST (17:30 Israeli Time) on March 27, 2006. Participating in the call will be Retalix Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Retalix USA CEO, Victor Hamilton.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Plano, Texas.

Retalix on the web: www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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